FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of June 2006 No. 7

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]


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     On June 21, 2006, the Registrant announced the publication of a prospectus for an underwritten public offering in Israel. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  TOWER SEMICONDUCTOR LTD.


Date: June 21, 2006                               By: /s/ Nati Somekh Gilboa
                                                  --------------------------
                                                  Nati Somekh Gilboa
                                                  Corporate Secretary


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            TOWER SEMICONDUCTOR ANNOUNCES PUBLICATION OF A PROSPECTUS
                 FOR AN UNDERWRITTEN PUBLIC OFFERING IN ISRAEL

MIGDAL HAEMEK, Israel - June 21, 2006 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, announced today that it published a prospectus in Israel in connection with the underwritten offering to the public in Israel of units consisting of convertible debentures, warrants for shares and options for convertible debentures.

A total of 78,000 units are being offered at a minimum price per unit of NIS 1,785 (approximately $400). If the offering is completed, Tower expects to raise immediate gross proceeds of approximately $31 million from the offering. Of the units offered, 80% have been initially allocated to institutional investors who have made firm bid commitments and the balance will be offered to the public in Israel. The underwriters have committed to purchase the balance to the extent not purchased by the public. The offering is expected to be completed on or about June 29, 2006; however, there is no assurance that the offering will be completed. The listing for trading on the Tel-Aviv Stock Exchange of the securities included in the units and the underlying shares has been approved by the Israeli Securities Authority and by the Tel Aviv Stock Exchange.

Each unit consists of (i) convertible debentures in the face amount of NIS 2,100 (approximately $470), (ii) five options each exercisable for three months for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount (iii) 140 warrants each exercisable for three months for one Tower ordinary share at a price of NIS 6.75 (approximately $1.51) and
(iv) 70 warrants each exercisable for three years for one Tower ordinary share at a price of NIS 7.40 (approximately $1.66). The convertible debentures will be convertible into Tower's ordinary shares at a conversion rate of one ordinary share per NIS 8.4 (approximately $1.89) principal amount of convertible debentures. The convertible debentures will carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the Israeli Consumer Price Index (CPI). The conversion price will be subject to reduction in certain limited circumstances. The terms of the convertible debentures and other securities included in the units are more fully described in the prospectus. The minimum bid price for the convertible debentures included in each unit is 85% of their face amount or NIS 1,785 (approximately $400); the other securities included in each unit are being offered for no additional consideration.

The offering described in this press release is being made in Israel to residents of Israel only. The securities being offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein.

All figures in dollars are presented herein for convenience only, based on current exchange rates.


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ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to approximately 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to approximately 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com

CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com